December 2, 2011

John Nolan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	First National Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
File No. 000-53869

Dear Mr. Nolan:

First National Community Bancorp, Inc. (the “Company”) has carefully considered each of the questions raised in your comment letter dated October 1, 2010 with respect to the above-referenced filings.  On behalf of the Company, I respectfully provide the Company’s responses to your comments below.  For convenience, the text of each comment is reproduced before the applicable response.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-Q for the period ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Operations

Impairment of Investment Securities, page 16

1.                                       We have reviewed your response to prior comment 4 from our letter dated June 8, 2010 as well as the related disclosures in your June 30, 2010 10-Q.  In your response, you state that additional analysis to review expected future deferral/default rates for each security will be added in future filings.  This appears to indicate that you have changed your methodology on a go forward basis.  Please confirm to us that you have changed your methodology and if so, revise your future filings to clarify that a change was made.

Management’s Response

In connection with regulatory reviews of the Company’s operations, financial statements and SEC filings, the Company determined that certain of its accounting and reporting policies should be revised.  Specifically, the Company revised its policy and methods for determining and calculating the fair value of the pooled trust preferred collateralized debt obligations securities (“PreTSLs”) in its securities portfolio and the amount of credit impairment of the PreTSLs.  As a result, the Company has filed, on even date herewith, an amended annual report on Form 10-K for the fiscal year ended December 31, 2009 and amended quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 (the “Amended Reports”).  The Amended Reports disclose the changes in the Company’s policies, incorporate the revised methodologies and disclose the impact of the changes.  Furthermore, the Amended Reports, and the restated consolidated financial statements included therein, each employ the same methodology for valuing, and measuring credit losses with respect to, the PreTSLs in the Company’s securities portfolio.

2.                                       In addition to the above, please tell us how your measurement of credit loss as of March 31, 2010 would have changed had you used the revised methodology.  If significant, provide us with a materiality analysis that explains why a restatement is not required.

Management’s Response

As indicated above in the Company’s response to Comment 1, the Company has restated its financial statements for the fiscal year ended December 31, 2009 and the quarterly periods ended March 31, 2010 and June 30, 2010.

Since originally filing its annual report on Form 10-K for the year ended December 31, 2009 on March 16, 2010 (the “Original 2009 10-K”), its quarterly report on Form 10-Q for the quarterly period ended March 31, 2010 on May 10, 2010 (the “2010 Q1 Report”) and its quarterly report on Form 10-Q for the quarterly period ended June 30, 2010 on August 9, 2010 (the “2010 Q2 Report,” and collectively with the Original 2009 10-K and the 2010 Q1 Report, the “Original Reports”), the Company has revised its methodology for determining and calculating the fair value of the PreTSLs it holds in its securities portfolio and the amount of related credit impairment to employ more severe assumptions. Previously, the Company relied on valuation services provided by the third party that had sold the Company the PreTSLs to determine the fair value of most of the PreTSLs in its portfolio and on another third party unaffiliated with any of the PreTSLs to determine the fair value of two of the PreTSLs in its portfolio.  The Company now uses the third party that is not affiliated with the PreTSLs to assist it with the calculation of the fair value of all of the PreTSLs.  Management of the Company and an outside valuation consultant have reviewed the third party’s assumptions and methodologies for reasonableness and appropriateness.  In changing its methodology in consultation with its outside advisor, the

Company has adopted a policy that is more consistent with those used by other market participants and that uses the same approach to value all of the PreTSLs in the Company’s portfolio.

In the Original Reports, the Company had assumed that 50% of issuers who had deferred payments would recover, including by paying previously deferred amounts, within two years of deferral.  However, as reflected in the Amended Reports, the Company changed its methodology to cause to be produced cash flow models for each security that assumes all deferring issuers default immediately, with no recovery assumed because subsequent recovery has not been observed.  The Company did not change its policy with respect to defaulted securities:  credit impairment in the Original Reports and in the Amended Reports all reflect the assumption that defaulted issuers default immediately with no recovery.  The valuations reflected in the Original Reports did not incorporate a determination by the Company about whether factors, other than existing deferrals or defaults, indicated that an impairment loss had been incurred with respect to performing issuers, instead, the Company had relied on market data provided by a third party to determine fair value and used an assumed default rate of 0.375%, which was the third-party service provider’s approximation of the long-term performance of FDIC-regulated banks.  As reflected in the Amended Reports, the Company changed its policy to evaluate each bank issuer based upon its financial trends, such as earnings, net interest margin, operating efficiency, liquidity, capital position, level of non-performing loans to total loans, apparent sufficiency of loan loss reserves, Texas ratio(1) and whether the issuer received TARP monies.  Based on this analysis of bank issuers’ historical experience and assumptions of future events for each bank issuer, the Company developed annual expected default rates specific to each bank issuer rather than using the same expected default rate of 0.375% for each.  Furthermore, the Company had previously relied on two outside service providers, including a third-party who had sold the Company the PreTSLs included in its securities portfolio, to provide it with fair values for its PreTSLs, but under the revised methodology, fair value was calculated by the third party unaffiliated with the PreTSLs based on estimates of future cash flows and the assumption that an investor would require a 15% return on investment for PreTSL XIX and PreTSL XXVI and a 20% return on the investment for the remaining PreTSLs to be willing to purchase the cash flows.

These changes to the Company’s methodology for determining fair value and credit impairment for its PreTSLs, as well as the subsequent event analysis the Company performed in connection with the restatement of its financial statements whereby the Company determined that additional credit impairments had existed as of the dates of the Original Report, resulted in an additional other than temporary impairment (“OTTI”)  charge to earnings of $13.7 million from the amount reported in the Original 2009 10-K of $4.7 million. Of the $13.7 million change, $8.7 million was applicable to the change in methodology and the remaining $5 million was attributable to the subsequent event analysis.

The Company also applied a subsequent event analysis to its private label collateralized mortgage obligations securities (“PLCMOs”) and recorded an additional impairment charge in the amount of $785 thousand from the amount reported in the Original 2009 10-K of $1.5 million.

(1)  Texas ratio is calculated as follows:  (non-performing assets plus real estate owned plus loans greater than 90 days past due) divided by (Tier One Capital plus loan loss reserves).

The change in methodology also resulted in a reduction of OTTI  charges of $569 thousand in the first quarter of 2010 and an increase of $1.9 million for the second quarter of 2010 from the amounts reported in the respective Original Reports.  The decrease for the first quarter was primarily due to recognizing more OTTI charges in 2009 for issuers that deferred and defaulted in the first quarter of 2010 and were carried back to 2009 as part of the Company’s subsequent event analysis.

Total impairment charges, which reflect both the change in methodology and subsequent event analysis, totaled $20.6 million, $346 thousand and $2.6 million for the year ended December 31, 2009 and the three month periods ended March 31, 2010 and June 30, 2010, respectively, as compared to the amounts reported in the Original 2009 10-K, the 2010 Q1 Report and the 2010 Q2 Report of $6.2 million, $915 thousand and $687 thousand, respectively.  We address the securities valuation methodology in more detail in the response to Comment 3 below.

3.                                       You disclose that future deferrals/defaults are projected to approximate the long-term performance of FDIC regulated banks and that these deferrals/defaults are reviewed by using the participating bank’s Texas ratio.  Please tell us and revise your future filings to disclose the following additional information:

a.                                       You disclose that all banks with a ratio over the target level of 100 are projected to fail immediately with no recovery assumed whether the bank is currently in deferral or default.  You also disclose that currently performing banks with a ratio over the target level are projected to pay for two additional quarters before failing.  These statements do not appear consistent with one another.  Please revise for consistency.

Management’s Response

These statements have been revised for consistency.  As discussed elsewhere in this response letter, the Company has revised its methodology for measuring credit impairment of its investments in PreTSLs and has included disclosure in the Amended Reports, and will include disclosure in future filings, to clarify how management evaluates these securities for OTTI.  The Company does not automatically effect a write down if an issuer’s Texas Ratio is over the target level of 100.  The Company uses an issuer’s Texas ratio as one of many components of the Company’s credit analysis of such issuer, but it is not, alone, determinative of the expected future default rate for that issuer, as described under “—Probability of Default” in our response to Comment 3.d below.  An example of the type of such disclosure that the Company has included in the notes to the consolidated financial statements (as restated) in the amended quarterly report on Form 10-Q for the quarterly period ending June 30, 2010 is included in our response to Comment 3.d below.

b.                                      Tell us in more detail whether your analysis uses only one target level or whether there are different credit loss assumptions depending on various target levels.

Management’s Response

As reflected in the Original Reports, when evaluating the Company’s investments in PreTSLs for potential impairment, the Company previously used the same expected default rate of 0.375% for all performing issuers, which was consistent with the estimation, by a third-party valuation service provider then used by the Company, of the long-term performance of FDIC-regulated banks.  The Company has since revised its credit impairment valuation methodology to perform a more rigorous review of the credit quality of the underlying issuers (generally bank holding companies or insurance companies).  Each bank issuer is evaluated based upon an examination of the trends in its earnings, net interest margin, operating efficiency, liquidity, capital position, level of nonperforming loans to total loans, apparent sufficiency of loan loss reserves, Texas ratio and whether the bank received TARP monies. From this information, each issuer bank that is currently performing is assigned a category of Good, Average, Weak, or Troubled.  Default rates are then assigned based upon the historical performance of each category.  Additionally, because the information available to the Company regarding the underlying insurance company issuers is more limited than for bank issuers, rather than performing an analysis of each such issuer’s results and assigning insurance company issuers to these same categories, the Company uses the Moody’s one-year default rate assumption for insurance companies.  The historical loss rates used in the analysis performed for the period ending June 30, 2010 are:

	Default Rate
Category	Year 1	Year 2	Year 3	Thereafter
Good	0.5%	0.6%	0.6%	0.4%
Average	1.8%	2.3%	2.3%	1.5%
Weak	5.8%	7.2%	7.2%	4.8%
Troubled	9.7%	12.2%	12.2%	8.1%
Insurance	1.0%	1.2%	1.2%	0.8%

Each issuer in the collateral pool is assigned a probability of default for each year until maturity. Banks currently in default or deferring interest payments thus far are assumed to default immediately.  A zero percent projected recovery rate is applied to both deferring and defaulted issuers.  The probability of default is updated quarterly based upon changes in the creditworthiness of each underlying issuer. Timing of defaults and deferrals has a substantial impact on each valuation.  As a result of this analysis, each issuer is assigned an expected default rate specific to that issuer.

c.                                       Tell us how your analysis considers participating banks with a Texas ratio below the target level.  For example, if a performing bank has a Texas ratio of 95, would you have a higher default projection than a performing bank with a Texas ratio of 75 or would the default projection be the same because both banks’ Texas ratios did not exceed the target?  If you use the same default projection for both banks, tell us why you believe this is appropriate considering the significant differences in credit risk for the banks.

Management’s Response

The Company’s revised methodology for determining credit impairment considers a bank issuer’s Texas ratio as one of many components in its credit analysis of any such issuer, but the

Texas ratio is not, alone, determinative of the expected future default rate for that issuer.  In general, however, a higher Texas ratio results in a higher default projection.

d.                                      You state that use of this analysis provides varying deferral/default rates as it is customized to the banks in each pool.  Tell us and revise to disclose how the results of this analysis interact with the long-term performance of FDIC regulated banks.  For example, in your first quarter 10-Q you disclosed that future deferrals/defaults are projected to approximate the long-term performance of FDIC regulated banks.  We noted that projected annual deferrals/defaults as a percentage of performing collateral appeared to be the same for each security (0.375%).  Does your analysis result in adjustments that are made to the same base rate?

Management’s Response

In the past, when evaluating the Company’s investments in PreTSLs for potential credit impairment, the Company used the same expected default rate of 0.375% for all performing issuers, which was consistent with the estimation, by a third-party valuation service provider then used by the Company, of the long-term performance of FDIC-regulated banks.  Rather than rely on the valuation services of the third party that sold the Company the PreTSLs in its securities portfolio, the Company has since revised its credit impairment valuation methodology to perform a more rigorous review of the credit quality of the underlying issuers (generally bank holding companies or insurance companies) and to cause to be produced an expected default rate specific to each issuer.

An example of the disclosure regarding the valuation of the Company’s securities and related impairment that it has included in the notes to the consolidated financial statements (as restated) in the amended quarterly report on Form 10-Q for the quarterly period ending June 30, 2010 is set forth below.

“Note 7. Securities

Securities have been classified in the consolidated financial statements according to management’s intent.  The amortized cost, gross unrealized gains or losses and the fair value of the Company’s available for sale securities at June 30, 2010 and December 31, 2009 are as follows:

Available-for-sale securities:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
June 30, 2010 (as restated)	cost	gains	losses	Fair value
U.S. Treasury securities and obligations of U.S. government agencies	$27,988	$389	$592	$27,785
Obligations of state and political subdivisions	120,061	2,536	5,808	116,789
Collateralized mortgage obligations:
Government sponsored agency	70,348	1,484	169	71,663
Private label	14,872	101	2,196	12,777
Residential mortgage-backed securities	18,972	816	—	19,788
Pooled Trust Preferred Senior Class	3,855	—	2,546	1,309
Pooled Trust Preferred Mezzanine Class	9,619	—	8,136	1,483
Corporate debt securities	500	—	106	394
Equity securities	1,010	8	—	1,018
Total securities available for sale	$267,225	$5,334	$19,553	$253,006

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
December 31, 2009 (as restated)	cost	gains	losses	Fair value
U.S. Treasury securities and obligations of U.S. government agencies	$28,734	$78	$1,723	$27,089
Obligations of state and political subdivisions	122,052	2,591	5,973	118,670
Collateralized mortgage obligations:
Government sponsored agency	52,968	897	370	53,495
Private label	24,154	17	3,112	21,059
Residential mortgage-backed securities	26,152	1,321	31	27,442
Pooled Trust Preferred Senior Class	3,848	0	2,457	1,391
Pooled Trust Preferred Mezzanine Class	12,459	0	10,040	2,419
Corporate debt securities	500	0	144	356
Equity securities	1,010	15	0	1,025
Total securities available for sale	$271,877	$4,919	$23,850	$252,946

The amortized cost, gross unrealized gains or losses and the fair value of the Company’s securities held to maturity at June 30, 2010 and December 31, 2009 are as follows:

Held-to maturity securities (in thousands):

		Gross	Gross
	Net	Unrealized	Unrealized
	Carrying	Holding	Holding	Fair
	Value	Gains	Losses	Value
June 30, 2010
Obligations of state and political subdivisions	$1,946	$0	$77	$1,869

December 31, 2009
Obligations of state and political subdivisions	$1,899	$0	$111	$1,788

At June 30, 2010 and December 31, 2009, securities with a carrying amount of $201.9 million and $187.9 million, respectively, were pledged as collateral to secure public deposits and for other purposes.

The following table shows the approximate fair value of the Company’s debt securities (in thousands) at June 30, 2010 using contractual maturities.  Expected maturities differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity
			Net
	Amortized	Fair	Carrying	Fair
	Cost	Value	Value	Value
Amounts maturing in:
One Year or Less	$—	$—	$—	$—
One Year through Five Years	2,826	2,836	—	—
After Five Years through Ten Years	6,438	6,505	470	456
After Ten Years	152,759	138,419	1,476	1,413
Collateralized mortgage obligations	85,220	84,440	—	—
Mortgage-backed Securities	18,972	19,788	—	—
Total	$266,215	$251,988	$1,946	$1,869

Gross proceeds from the sale of securities for the three months ended June 30, 2010 and 2009 were $1.3 million and $6.6 million, respectively, with the gross realized gains being $33 thousand and $300 thousand, respectively, and gross realized losses being $0 and $0, respectively.

Gross proceeds from the sale of securities for the six months ended June 30, 2010 and 2009 were $27.8 million and $31.3 million, respectively, with the gross realized gains being $1.2 million and $0.8 million, respectively, and gross realized losses being $0 and $3 thousand, respectively.

The table below indicates the length of time that individual securities available-for-sale have been in a continuous unrealized loss position at June 30, 2010 (as restated):

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities and obligations of U.S. government agencies	$—	$—	$10,841	$592	$10,841	$592
Obligations of state and political subdivisions	26,647	1,154	19,311	4,654	45,958	5,808
Collateralized mortgage obligations:					—	—
Government sponsored agency	11,799	169	—	—	11,799	169
Private label	—	—	9,698	2,196	9,698	2,196
Residential mortgage-backed securities	—	—	—	—	—	—
Pooled Trust Preferred Senior Class	—	—	1,310	2,546	1,310	2,546
Pooled Trust Preferred Mezzanine Class	—	—	1,482	8,136	1,482	8,136
Corporate debt securities	—	—	394	106	394	106
Equity securities	—	—	—	—	—	—
	$38,446	$1,323	$43,036	$18,230	$81,482	$19,553

The table below indicates the length of time that individual securities available-for-sale have been in a continuous unrealized loss position at December 31, 2009 (as restated):

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. Treasury securities and obligations of U.S. government agencies	$12,527	$215	$9,588	$1,508	$22,115	$1,723
Obligations of state and political subdivisions	30,266	1,274	16,904	4,699	47,170	5,973
Collateralized mortgage obligations:
Government sponsored agency	31,733	370	—	—	31,733	370
Private label	—	—	13,591	3,112	13,591	3,112
Residential mortgage-backed securities	3,585	31	—	—	3,585	31
Pooled Trust Preferred Senior Class	—	—	1,391	2,457	1,391	2,457
Pooled Trust Preferred Mezzanine Class	—	—	2,419	10,040	2,419	10,040
Corporate debt securities	—	—	356	144	356	144
Equity securities	—	—	—	—	—	—
	$78,111	$1,890	$44,249	$21,960	$122,360	$23,850

At June 30, 2010, the Company’s investment portfolio was comprised of U.S Government agency securities, tax-exempt obligations of states and political subdivisions, government sponsored agency and private label collateralized mortgage obligations (“PLCMOs”), residential mortgage-backed securities, pooled trust preferred securities collateralized debt obligations securities (“PreTSLs”), and corporate debt securities.

At June 30, 2010, excluding PLCMOs and PreTSLs, 136 of the Company’s debt securities holdings having unrealized losses have depreciated 8.82% from their amortized cost basis.  These securities are guaranteed by either the U.S. Government, government sponsored agencies, other governments or corporations.  Sixty-six (66%) percent of the Company’s investments in obligations of state and political subdivisions are also guaranteed by underlying insurance which further secures the safety of principal.  These unrealized losses relate principally to current interest rates for similar types of securities.  The Company does not intend to sell these securities and does not anticipate that it will be necessary to sell these securities before the full recovery of principal and interest due, which may be at maturity.  Therefore, the Company did not consider the carrying value of these securities to be other-than-temporarily impaired at June 30, 2010.

At June 30, 2010, eight of the Company’s PLCMOs having realized OTTI losses of $2.3 million and unrealized losses of $2.0 million have depreciated 36.09% from their amortized cost basis.

At June 30, 2010, seven of the Company’s PreTSLs having realized OTTI losses of $21.2 million and unrealized losses of $10.7 million have depreciated 91.95% from their amortized cost basis.

Under the guidance provided by ASC Topic 320, “Investments—Debt and Equity Securities,” if management has no intent to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost, then other than temporary declines in the fair value of the debt security that are related to credit losses must be recognized in earnings as realized losses and those that are related to other factors are recognized in other comprehensive income.  Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on our investment portfolio and may result in OTTI on the Company’s investment securities in future periods.

On a quarterly basis, the Company evaluates its investment securities for OTTI.  Unrealized losses on securities are considered to be OTTI when the Company believes the security’s impairment is due to factors that could include the security issuer’s inability to pay interest or dividends, the security issuer’s potential for default, and/or other factors.  When a held to maturity or available for sale debt security is assessed for OTTI, the Company must first consider (a) whether management intends to sell the security, and (b) whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis.  If one of these circumstances applies to a security, an OTTI loss is recognized in the statement of operations equal to the full amount of the decline in fair value below amortized cost.  If neither of these circumstances applies to a security, but the Company does not expect to recover the entire amortized cost basis, an OTTI loss has occurred that must be separated into two categories:  (a) the amount related to credit loss, and (b) the amount related to other factors. In assessing the level of OTTI attributable to credit loss, the Company compares the present value of cash flows expected to be collected with the amortized cost basis of the security.  As discussed above, the portion of the total OTTI related to credit loss is recognized in earnings, while the amount related to other factors is recognized in other comprehensive income.  The total OTTI loss is presented in the statement of operations, less the portion recognized in other comprehensive income.  When a debt security becomes other than temporarily impaired, its amortized cost basis is reduced to reflect the portion of the total impairment related to credit loss.

To determine whether a security’s impairment is other-than-temporary, management considers factors that include:

•                  the causes of the decline in fair value, such as credit problems, interest rate fluctuations, or market volatility;

•                  the severity and duration of the decline;

•                  the Company’s ability and intent to hold equity security investments until they recover in value, as well as the likelihood of such a recovery in the near term; and

•                  the Company’s intent to sell security investments, or if it is more likely than not that the Company will be required to sell such securities before recovery of their individual amortized cost basis less any current-period credit loss.

For debt securities, the primary consideration in determining whether impairment is other-than-temporary is whether or not it is probable that current or future contractual cash flows have or may be impaired.

Based on the Company’s evaluation at June 30, 2010, the Company has determined that the decreases in estimated fair value are temporary with the exception of eight PLCMOs and seven PreTSLs.  The Company’s estimate of projected cash flows it expected to receive was less than the securities’ carrying value resulting in a net credit impairment charge to earnings for the six months ended June 30, 2010 of $2.9 million.

OTTI of Private Label Collateralized Mortgage Obligations:

The following PLCMOs held as of June 30, 2010 (in thousands as restated) were determined to be credit impaired either in the current or previous year resulting in a charge to earnings:

				S&P		Credit	Credit	Cumulative
	Book	Fair	Unrealized	credit	Collateral	Impairment	Impairment	Credit
Description	Value	Value	gain/loss	rating	type	Quarter to Date	Year to Date	Impairment
RAST 2006-A 10 A5	$934	$654	$(280)	D	ALT-A30	$—	$5	$283
RAST 2006-A8 2A2	781	735	(46)	D	ALT-A30	—	7	421
CWALT 2007-7T2 A12	1,833	1,607	(226)	CC	ALT-A30	—	—	282
RALI 2006-QS 16 A10	867	711	(156)	D	ALT-A30		2	356
RALI 2006-QS4 A2	1,305	1,047	(258)	CC	ALT-A30	5	11	389
HALO 2007-1 3A6	1,392	610	(782)	CCC	WH-30	—	—	79
WMALT 2006-2 2CB	775	851	76	CCC	ALT-A30	—	33	467
PRIME 2006-1 1A1	1,854	1,495	(359)	CC	WH-30	4	4	45
Total	$9,741	$7,710	$(2,031)			$9	$62	$2,322

The OTTI analysis relies on a review of the individual loans that provide the collateral for each security.  This information is then used to develop default and severity assumptions over a future horizon for each security.  The factors involved in constructing these assumptions for PLCMOs are:

•                  MSA (Metropolitan statistical area), Geographic location

•                  HPI (Home Price Index) of specific MSAs

•                  Loan Balance

•                  Rate Premium

•                  LTV (both individual and combined if there are other loans)

•                  FICO

•                  Loan Purpose (cash-out versus purchase)

•                  Documentation

•                  Loan Structure

•                  Occupancy Status

•                  Property Type

•                  Borrower Payment History

•                  Historical delinquency and roll/curve rates

Adjustments are made to the default/severity vectors that may be warranted given the current environment. The Company then applies a fairness check to each vector to review whether future default/severity assumptions are “in line” with current observable performance. The data used to perform this analysis is provided by a third party provider and the individual loan performance.

Once the Company has default/severity assumptions for the underlying collateral (on a deal specific basis), the Company then must understand how the timing of losses impacts each specific bond/tranche and how each cash flow changes over time.  The default and severity vectors are modeled using a third party cash flow model  and both total collateral and tranche specific cash flows are established.  The Company then computes various metrics based on the resulting tranche cash flows:

•                  Total Collateral Principal Loss

•                  Total Tranche Loss

•                  Lifetime Tranche Yield

•                  Tranche Loss Timing

A security is considered to be other-than-temporarily impaired if the analysis results in a change of cash flow from the original expectation which indicates that there is the potential that all principal and/or interest may not be received.  Information affecting cash flows and the impact on the collectability of principal and interest are evaluated on a monthly basis as received from service providers.  The results are recognized through earnings as they become available.  Information discovered subsequent to the balance sheet date but prior to the filing date is included in the OTTI analysis.  As a result of this analysis, the Company recorded a charge of $9 thousand and $62 thousand, respectively against earnings for the three and six month periods ended June 30, 2010 for credit losses on its PLCMOs.

The table below illustrates the percentage of the current balance that was delinquent, in foreclosure, in OREO and the trailing three-month loss severity that was used in the Company’s June 30, 2010 OTTI calculations.

						Projected
	60-89 Days	90+ Days			3 Month	Default
Description	delinquent	delinquent	Foreclosure	OREO	Severity	Severity
RAST 2006-A10 A5	4.08%	9.03%	13.91%	2.30%	57.24%	36.52%
RAST 2006-A8 2A2	3.10%	6.89%	14.32%	3.05%	64.96%	58.00%
CWALT 2007-7T2 A12	3.04%	19.52%	15.00%	2.54%	22.67%	57.94%
RALI 2006-QS 16 A10	2.78%	7.77%	17.22%	2.11%	57.64%	63.67%
RALI 2006-QS4 A2	3.10%	5.63%	11.54%	1.49%	52.98%	46.99%
HALO 2007-1 3A6	1.71%	10.69%	7.09%	0.85%	57.45%	48.10%
WMALT 2006-2 2CB	1.74%	8.69%	11.57%	1.90%	72.27%	72.10%
PRIME 2006-1 1A1	1.05%	7.84%	5.42%	1.99%	28.75%	40.00%

OTTI of Pooled Trust Preferred Collateralized Debt Obligations:

As of June 30, 2010, the book value of our investments in PreTSLs totaled $13.5 million with an estimated fair value of $2.8 million and is comprised of seven securities each of which is collateralized by debt issued by bank holding companies and insurance companies.  The Company holds one senior tranche and six mezzanine tranches. All of the securities have been downgraded below investment grade.  At the time of initial issue, no more than 5% of any pooled security consisted of a security issued by any one institution.  As of June 30, 2010, six of these securities had no excess subordination and one had excess subordination of 8.04% of the current performing collateral.  Excess subordination is the amount by which the underlying performing collateral exceeds the outstanding bonds in the current class plus all senior classes.  It can also be referred to as credit enhancement.  As deferrals and defaults of underlying issuers occur, the excess subordination is reduced or eliminated, increasing the risk of the security experiencing principal or interest shortfalls.  Conversely, subordination can be increased as collateral transitions from non-performing to performing. The coverage ratio, or overcollateralization, of a specific security measures the rate of performing collateral to a given class of notes.  It is calculated by dividing the performing collateral in a transaction by the current balance of the class of notes plus all classes senior to that class.

The following table presents information about the Company’s collateral and subordination for its PreTSLs as of June 30, 2010 (as restated):

			Excess/			Credit	Credit	Cumulative
(In thousands)	Performing	Bonds	insufficient	Coverage	Excess	Impairment	Impairment	Credit
Deal	collateral	outstanding	collateral	ratio	subordination	Quarter to Date	Year to Date	Impairment
PreTSL VIII	$235,300	$394,861	$(159,561)	59.59%	N/A	$44	$44	$2,964
PreTSL IX	313,520	337,880	(24,360)	92.79%	N/A	—	—	1,680
PreTSL X	282,750	383,171	(100,421)	73.79%	N/A	133	137	2,782
PreTSL XI	426,995	479,847	(52,852)	88.99%	N/A	544	544	3,330
PreTSL XIX	540,135	550,574	(10,439)	98.10%	N/A	1,036	1,203	2,268
PreTSL XXVI	689,200	637,920	51,280	108.04%	8.04%	—	—	251
PreTSL XXVIII	281,850	308,278	(26,428)	91.43%	N/A	790	912	7,954
Total						$2,547	$2,840	$21,229

The following list details information for each of the Company’s PreTSLs as of June 30, 2010:

							Actual
						Current	deferrals /	Expected
					Moody’s /	number of	defaults as a	future
		Book	Fair	Unrealized	Fitch	performing	% of current	default
Deal		value	value	gain/loss	ratings	issuers	collateral	rate
PreTSL VIII	Mezzanine	$36	$1	$(35)	C / C	23	44.60%	3.16%
PreTSL IX	Mezzanine	1,320	275	(1,045)	Ca / C	36	30.30%	1.60%
PreTSL X	Mezzanine	218	5	(213)	C / C	37	43.50%	2.34%
PreTSL XI	Mezzanine	1,670	216	(1,454)	Ca / C	48	29.00%	2.57%
PreTSL XIX	Mezzanine	4,907	970	(3,937)	B3 / B	56	22.90%	2.19%
PreTSL XXVI	Senior	3,855	1,310	(2,545)	B1 / B	55	28.50%	1.87%
PreTSL XXVIII	Mezzanine	1,468	15	(1,453)	Ca / CC	44	21.90%	1.90%
		$13,474	$2,792	$(10,682)

The Company’s investments in PreTSLs are measured for OTTI within the scope of ASC Topic 325 by determining whether an adverse change in estimated cash flows has occurred. Determining whether there has been an adverse change in estimated cash flows from the cash flows previously projected involves comparing the present value of remaining cash flows previously projected against the present value of the cash flows estimated at June 30, 2010.  The Company considers the discounted cash flow analysis to be our primary evidence when determining whether credit related OTTI exists.

Results of a discounted cash flow test are significantly affected by variables such as the estimate of the probability of default, estimates of future cash flows, discount rates, prepayment rates and the creditworthiness of the underlying issuers. The following provides additional information for each of these variables:

•                  Probability of Default — An issuer level approach is used to analyze each security and default and recovery assumptions are based on the credit quality of the underlying issuers (generally, bank holding companies or insurance companies).

Each bank issuer is evaluated based upon an examination of the trends in its earnings, net interest margin, operating efficiency, liquidity, capital position, level of nonperforming loans to total loans, apparent sufficiency of loan loss reserves, Texas ratio, and whether the bank received TARP monies. From this information, each issuer bank that is currently performing is assigned a category of Good, Average, Weak, or Troubled.  Default rates are then assigned based upon the historical performance of each category.  Additionally, because the information available to the Company regarding the underlying insurance company issuers is more limited than for bank issuers, rather than performing an analysis of each such issuer’s results and assigning insurance company issuers to these same categories, the Company uses the Moody’s one-year default rate assumption for insurance companies.  The historical default rates used in this analysis are:

	Default Rate
Category	Year 1	Year 2	Year 3	Thereafter
Good	0.5%	0.6%	0.6%	0.4%
Average	1.8%	2.3%	2.3%	1.5%
Weak	5.8%	7.2%	7.2%	4.8%
Troubled	9.7%	12.2%	12.2%	8.1%
Insurance	1.0%	1.2%	1.2%	0.8%

Each issuer in the collateral pool is assigned a probability of default for each year until maturity.  Banks currently in default or deferring interest payments thus far are assumed to default immediately. A zero percent projected recovery rate is applied to both deferring and defaulted issuers.  The probability of default is updated quarterly based upon changes in the creditworthiness of each underlying issuer.  Timing of defaults and deferrals has a substantial impact on each valuation.  As a result of this analysis, each issuer is assigned an expected default rate specific to that issuer.

•                  Estimates of Future Cash Flows — While understanding the composition and characteristics of each bank issuer is important in evaluating the security, certain issuers have a disproportionate impact (both positive and negative) based upon other attributes, such as the interest rate payable by each issuer. Each credit is assessed independently, and the timing and nature of each issuer’s performance is assessed.  Once assessed, the expected performance of each issuer is applied to a structural cash flow model.  Due to the complexity of these transactions, the expected performance of each unique issuer requires an adherence to the governing documents of the securitization to derive a cash flow.  A model produced by third party is utilized to assist in determining cash flows.  Utilization of third party cash flow modeling to derive cash flows from assumptions is a market convention for these types of securities.

•                  Discount Rate — The Company is discounting projected cash flows based upon its discount margin defined at the time of purchase, which constitutes a spread over 3-month LIBOR plus credit premium, consistent with our pre-purchase yield.

•                  Prepayment Rate - Lack of liquidity in the market for PreTSL securities, credit rating downgrades and market uncertainties related to the financial industry are factors contributing to the impairment of these securities.  During the early years of PreTSL securities, prepayments were common as issuers were able to refinance into lower cost borrowings.  Since the middle of 2007, however, this option has all but disappeared and the Company is operating in an environment which makes early redemption of these instruments unlikely.  Accordingly, the Company has assumed zero prepayments when modeling the cash flows of these securities.  The Company performed a sensitivity analysis using 1% and 3% prepayment assumptions.  As a result of this analysis, the Company determined that employing a 1% and a 3% prepayment assumption rather than assuming zero prepayments would have resulted in an additional credit loss of approximately $859 thousand and $894 thousand, respectively, to the $2.9 million impairment charge taken during the first six months of 2010.  Credit losses would increase as a result of an increase in the prepayment assumption because prepayments reduce the amount of excess subordination that would be available to absorb expected losses.

•                  Credit Analysis — A quarterly credit evaluation is performed for each of the securities.  While the underlying core component of these securities are the credit characteristics of the underlying ‘issuers’, typically banks, other characteristics of the securities and issuers are evaluated and stressed to determine cash flow.  These include but are not limited to interest rate payable by each issuer, certain derivative contracts, default timing, and interest rate volatility.  Issuer level credit considers all evidence available to us and includes the nature of the issuer’s business, its years of operating history, corporate structure, loan composition, loan concentrations, deposit mix, asset growth rates, geographic footprint and local environment.  Depending upon the security, and its place in the capital structure, certain analytical assumptions are isolated with greater scrutiny.  The core analysis for each specific issuer focuses on profitability, return on assets, shareholders’ equity, net interest margin, credit quality ratios, operating efficiency, capital adequacy and liquidity.

The Company has evaluated its PreTSLs and PLCMOs considering all available evidence, including information received after the balance sheet date but before the filing date, and determined that the discounted estimated projected cash flows are less than the securities’ carrying value resulting in an impairment charge to earnings for the three and six months ended June 30, 2010 of $2.5 million and $2.9 million, respectively.

The table below provides a cumulative roll forward of credit losses recognized (dollars in thousands):

Beginning Balance January 1, 2010	$20,649
Credit losses on debt securities for which OTTI was not previously recognized
Additional credit losses on debt securities for which OTTI was previously recognized	2,902
Ending Balance, June 30, 2010	$23,551

Investments in FHLB and FRB stock, which have limited marketability, are carried at cost in Other Assets and totaled $12.1 million and $11.8 million at June 30, 2010 and December 31, 2009, respectively. Management noted no indicators of impairment for the FHLB of Pittsburgh as of June 30, 2010.”

4.                                       We note your response to prior comment 8 from our letter dated June 8, 2010.  We were again unable to locate the requested disclosures in your Form 10-Q for the period ended June 30, 2010.  As previously requested, please revise all future interim and annual filings to include the following information:

a.                                       The amount of impaired loans for which there is no related allowance for credit losses determined;

b.                                      A narrative description of your policy for recognizing interest income on impaired loans, including how cash receipts are recorded; and

c.                                       Your average recorded investment in impaired loans during each period for which results of operations are presented.

Refer to guidance in paragraph 20 of ASC 310-10-50-15 for guidance.  Please provide us with your proposed disclosures.

Management’s Response

In response to this comment, the following disclosure has been included in the “Loans” note to the consolidated financial statements (as restated) and in Management’s Discussion and Analysis of Financial Condition and Results of Operations under the subheading “Financial Condition – Asset Quality” (which is set forth in response to Comment 5 below) in the amended quarterly report on Form 10-Q for the quarterly period ending June 30, 2010.  In particular, see the table on page 18 of this letter in response to 4.a, the first paragraph under “Financial Condition – Asset Quality” on page 18 of this letter in response to 4.b, and the first paragraph on page 18 of this letter in response to 4.c. The Company intends to include substantially similar disclosure in its other Amended Reports and other future filings:

“Note 5. Loans

Major classifications of loans are summarized as follows (in thousands):

	June 30, 2010	December 31, 2009
	(as restated)	(as restated)
Residential real estate	$140,501	$137,520
Commercial real estate	300,517	317,408
Commercial and industrial loans	208,123	220,849
Construction Loans	83,281	98,383
Installment loans	117,308	128,392
Other loans	39,495	37,013
Gross loans	889,225	939,565
Less: Allowance for loan and lease losses	(27,378)	(22,458)
Unearned discount	(261)	(298)
Plus: Loan fees	741	707
Net loans	$862,327	$917,516

Changes in the allowance for loan and lease losses were as follows (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	(as restated)		(as restated)

Balance, beginning of period	$25,505	$11,278	$22,458	$9,150
Recoveries credited to allowance	43	43	103	87
Provision for loan and lease losses	4,574	7,250	9,682	9,710
Total	30,122	18,571	32,243	18,947
Losses charged to allowance	2,744	8,053	4,865	8,429
Balance, end of period	$27,378	$10,518	$27,378	$10,518

Non-performing loans consist of nonaccrual loans and loans past due 90 days or more and still accruing. At June 30, 2010 and December 31, 2009 the loans on nonaccrual totaled $36.5 million and $25.9 million, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to $0 and $117 thousand at June 30, 2010 and December 31, 2009, respectively. OREO is included in other assets and totaled $15.0 million and $11.2 million at June 30, 2010 and December 31, 2009, respectively. Troubled debt restructurings totaling $12.0 million were all performing in accordance with the restructured agreements as of June 30, 2010.  The total recorded investment in impaired loans amounted to $48.5 million and $36.7 million at June 30, 2010 and December 31, 2009, respectively.

The additional interest income that would have been earned on nonaccrual and restructured loans outstanding at June 30, 2010 and June 30, 2009 in accordance with their original terms approximated $1.3 million and $1.2 million, respectively.  There was no interest income recognized on non-performing loans for cash payments received during the three and six months ended June 30, 2010 and June 30, 2009.

The following schedule reflects various non-performing lending categories as of the dates noted (in thousands):

	June 30, 2010	December 31, 2009
	(as restated)	(as restated)
Impaired/Nonaccrual loans	$36,483	$25,865
Loans past due 90 days or more and still accruing	0	117
Total Non-Performing Loans	36,483	$25,982
Other Real Estate Owned	15,022	$11,184
Total Non-Performing Assets	51,505	$37,166
Performing TDRs	11,998	$10,743
ALLL related to impaired loans	$8,688	$3,982

	June 30, 2010	December 31, 2009
	(as restated)	(as restated)
Loans with no allocated allowance for loan and lease losses	$12,759	$11,348
Loans with allocated allowance for loan and lease losses	35,722	25,260
Total balance of loans considered impaired	$48,481	$36,608

The average balance of impaired loans was $44.2 million and $49.4 million for the six months ended June 30, 2010 and year ended December 31, 2009, respectively. The Company recorded $396 thousand and $448 thousand of interest income on impaired loans for the six months ended June 30, 2010 and six months ended June 30, 2009, respectively.

The Company attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio and closely monitoring any concentrations of credit risk.  The commercial real estate and commercial construction portfolios comprise $380.0 million (as restated) or 44.1% of net loans at June 30, 2010.  In addition, the Company had commercial real estate and commercial construction loans of $46.3 million or 5.4% of net loans secured by properties outside of Pennsylvania. Geographic concentrations exist because the Company provides a full range of banking services, including commercial, consumer and mortgage loans to individuals and corporate customers in its market areas in Pennsylvania.  Management believes underwriting guidelines and ongoing review by loan review mitigates these risks.

The Company has granted loans, letters of credit and lines of credit to certain executive officers and directors of the Company as well as to certain related parties of executive officers and directors.  These loans, letters of credit and lines of credit were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and, when made, did not involve more than normal risk of collectability. See note 11 for more information on related party transactions.”

“FINANCIAL CONDITION

Asset Quality

. . .

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful.  This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is fully secured and in the process of collection or management becomes aware of facts or circumstances that the loan would default before 90 days.  When the interest accrual is discontinued, all interest income related to unpaid interest is reversed and charged back against current earnings. Any cash payments subsequently received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts.  Any excess is treated as a recovery of lost interest.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans to borrowers that are experiencing financial difficulty that are modified and result in the Company granting concessions to the borrower are classified as troubled debt restructurings (“TDRs”) and are considered to be impaired.  Concessions granted under a troubled debt restructuring generally involve a reduction of the rate or an extension of a loan’s stated maturity date.  Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.”

 . . .

Provision for Credit Losses, page 29

5.                                       We note your response to prior comment 7 from our letter dated June 8, 2010, and your expanded disclosures on pages 29 and 30.  It does not appear, however, that you appropriately addressed our prior comment in the revised disclosures included in this Form 10-Q.  Therefore, as previously requested, please address the following and provide us with your proposed disclosures:

a.                                       Revise your disclosure in future filings to include the information contained in your response to prior comment 13 from your response letter dated February 17, 2010.

b.                                      Revise your future filings to include a detailed discussion of the specific changes you made to your allowance for credit losses methodology, including how those changes impacted the timing and amount of your charge-offs and recording of the provision for credit losses.

c.                                       Revise future filings to disclose the dollar impact to your financial statements of your change in methodology for all periods presented as required by ASC Topic 250-10-50.  In your disclosure, please address the fact that you recorded a “variance” of $150,000 associated with the change in your historical/migration analysis, and specifically address whether that “variance” represented a financial statement impact from the changes made to your allowance methodology.

Management’s Response

In response to 5.a and 5.b, we note that our Amended Reports have been revised to include the information contained in our response to prior Comment 13 from our response letter dated February 17, 2010, as well as detailed discussion of the specific changes made to our ALLL policy and their impact on our provision for loan losses and on our financial statements, under the headings “Critical Accounting Policies” on pages 28 through 30 of the amended annual report on Form 10-K for the year ended December 31, 2009 and “Summary of Significant Accounting Policies—Basis of Presentation” on pages 36 and 37 of the amended report on Form 10-Q for the period ended March 31, 2010 and pages 39 and 40 of the amended report on Form 10-Q for the period ended June  30, 2010. Substantially similar disclosure will be included in our future filings.

In response to 5.c, we inform you that in connection with the restatement of our financial statements as reflected in the Amended Reports, the $150,000 “variance” referred to in our prior response was eliminated.  Additionally, in response to 5.c, note that the dollar impact of the change in methodology is included in the last sentence of the first bullet point of page 20 of this letter.

An example of the disclosure regarding the change in its methodology for determining ALLL, as well as the general disclosure of how the Company analyzes asset quality and loan performance and establishes the ALLL, that the Company has included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the subheadings “Summary of Significant Accounting Policies — Basis of Presentation,” “Summary of Performance — Provision for Loan and Lease Losses,” “Financial Condition — Asset Quality,” and “Financial Condition — Allowance for Loan and Lease Losses” in the amended quarterly report on Form 10-Q for the quarterly period ended June 30, 2010 is set forth below.  The Company intends to include substantially similar disclosure in its future filings.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Significant Accounting Policies

Basis of Presentation

In connection with regulatory reviews of the Company’s operations, financial statements and SEC filings, the Company determined that certain of its accounting and reporting policies did not conform to U.S. GAAP and were not being applied properly or should otherwise be revised.  Effective for 2009, and as reflected in the Company’s Amended 2009 Form 10-K for the year ended December 31, 2009 and this Amendment, the Company made the following changes to its accounting and reporting policies that were not fully reflected in the 2010 Q2 Report.  The changes to those policies and the impact on this Amendment, compared to the 2010 Q2 Report are as follows:

•                  In its preparation of the financial statements included in the Original Report, the Company did not properly formulate and evaluate its ALLL as a result of the timing of charge-offs and the recognition of TDRs.  In determining the ALLL included in the 2010 Q2 Report, the Company increased the specific reserve component of the ALLL when it determined a loan had impairment rather than timely recognizing the loss and reducing the reserve.  As reflected in this Amendment, the Company changed its ALLL policy to timely recognize charge-offs in the appropriate accounting period.  As revised, when a loan is determined to be impaired and collection of the entire amount of the loan is unlikely, the loan is charged off or charged down to the fair market value of the collateral, thus reducing the carrying value of the loan and the ALLL.  The change in policy led to an increase in the provision for loan and lease losses in the Original Report of $32.0 million to a provision of $42.1 million in this Amendment.  Additionally, the general reserve component of the ALLL, previously based on one aggregated pool of unimpaired loans, was increased after assigning these loans to one of three pools of “Pass”, “Special Mention” or “Accruing and Substandard” and applying historical loss factors and varied qualitative factor basis point allocations based on the risk profile in each pool to determine the appropriate reserve related to those loans.  The general reserve component of the ALLL also increased because of higher historical loss experience resulting from the increased loan charge-offs of impaired loans. The change in policy led to an increase in the provision for loan and lease losses from the 2010 Q2 Report of $7.8 million to a provision of $9.7 million in this Amendment for the six months ended June 30, 2010.

As a result of the change in ALLL policy reflected herein, the ALLL, which was $20.6 million in the 2010 Q2 Report and was comprised of a specific reserve of $9.3 million and a general reserve of $11.3 million, was restated by charging off an additional $1.4 million in loans and recording an additional provision for loan and lease losses of $1.9 million. This change, in addition to changes made at December 31, 2009 and March 31, 2010 in connection with the restatement of those financial statements, reallocated the reserve by reducing the specific reserves by $637 thousand, from $9.3 million to $8.7 million.  Included in the $8.7 million specific reserve allocation is $5.0 million in the reserve for TDR impairments which were not previously identified by the Company.  The addition of the risk pools, along with higher historical loss experience as a result of increased charge-offs, resulted in the general reserves increasing by $7.4 million, from $11.3 million to $18.7 million.  As a result, the restated ALLL was $27.4 million.

•                  In connection with determining the appropriate ALLL, the Company also revised its loan impairment measurement process.  In the Original Report, the Company employed a policy of impairing or charging off impaired collateral-dependent loans upon receipt of a certified appraisal of the collateral and only used alternative valuation sources for the purposes of writing down loans if the receipt of a certified appraisal was significantly delayed, the timing of receipt was uncertain and an alternative methodology could be derived that produced logical results such as an available appraisal for a similar property in a similar location.  As a result of input received from the Company’s regulators, the Company revised its valuation policy to record downward adjustments on impaired collateral-dependent loans based on a variety of valuation sources, including, but not limited to, certified appraisals, broker price opinions, letters of intent and executed sale agreements.

Additional loan charge-offs reflected in this report resulted from the change in policy to timely recognize charge-offs in the appropriate accounting period.  As a result of this change in policy, this report reflects an additional $1.4 million of loan charge-offs from the amount of charge-offs reflected in the Original Report.....”

“SUMMARY OF PERFORMANCE

Provision for Loan and Lease Losses

A provision for loan and lease losses of $4.6 million and $9.7 million, respectively was recorded for three and six month periods ended June 30, 2010 compared to $7.3 million and $9.7 million, respectively, for the same periods in the prior year. The decrease of $2.7 million from the $7.3 million that was recorded in the quarter ended June 30, 2009 is as a result of the substantial provisions taken as of December 31, 2009 and March 31, 2010 in connection with the restatement of the financial statements for those periods.  At June 30, 2010, non-performing loans increased $10.6 million to $36.5 million from $25.9 million at December 31, 2009.  Net charge-offs for the quarter ended June 30, 2010 totaled $4.9 million. Non-performing loans primarily consists of loans secured by real estate. Management closely monitors the loan portfolio and the adequacy of the Allowance for Loan and Lease Losses (“ALLL”) considering underlying borrower financial performance and collateral values and increasing credit risks.  Future material adjustments may be necessary to the provision for credit losses and the ALLL if economic conditions or loan performance differ substantially from the assumptions management used in making its evaluation of the ALLL. The increase was primarily related to the increase in non-performing loans, attributable to the decline in the real estate market and the prolonged deterioration in the economy as well as our change in policy for determining the ALLL, including an enhanced loan impairment measurement process and historical loss analysis, described in more detail under “Financial Condition - Allowance for Loan and Lease Losses.”

“FINANCIAL CONDITION

Asset Quality

The Company manages credit risk through the efforts of loan officers, the loan review function and the Loan Quality as well as the ALLL management committees and oversight from the board of directors, along with the application of policies and procedures designed to foster sound underwriting and credit monitoring practices.  The Company continually evaluates this process to ensure it is reacting to problems in the loan portfolio in a timely manner.  Although, as is the case with any financial institution, a certain degree of credit risk is dependent in part on local and general economic conditions that are beyond the Company’s control.

Under the Company’s risk rating system, loans rated as special mention, substandard, doubtful or loss are reviewed regularly as part of the Company’s risk management practices.  The Company’s Loan Quality Committee, which consists of key members of senior management and credit administration, meets monthly or more often, as necessary, to review individual problem credits and workout strategies and makes reports to the Board of Directors.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (including principal and interest) according to the contractual terms of the note and loan agreement.  For purposes of the Company’s analysis, loans which are identified as troubled debt restructures (“TDRs”) or are non-accrual substandard or doubtful loans are considered impaired.  Impaired loans are analyzed individually for the amount of impairment.  The Company generally utilizes the fair value of collateral method for collateral dependent loans, which make up the majority of the Company’s impaired loans.  A loan is considered to be collateral dependent when repayment of the loan is anticipated to come from the liquidation of the collateral held.   For loans that are secured by real estate, external appraisals are obtained annually, or more frequently as warranted, to ascertain a current market value so that the impairment analysis can be updated.  Should a current appraisal not be available at the time of impairment analysis, other sources of valuation such as current letters of intent, broker price opinions or executed agreements of sale may be used.  For non-collateral dependent loans, the Company measures impairment based on the present value of expected future cash flows, net of disposal costs, discounted at the loan’s original effective interest rate.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful.  This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection or management becomes aware of facts or circumstances that the loan would default before 90 days.  When the interest accrual is discontinued, all interest income related to unpaid interest is reversed and charged back against current earnings. Any cash payments subsequently received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts.  Any excess is treated as a recovery of lost interest.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans to borrowers that are experiencing financial difficulty that are modified and result in the Company granting concessions to the borrower are classified as troubled debt restructurings (“TDRs”) and are considered to be impaired.  Concessions granted under a troubled debt restructuring generally involve a reduction of the rate or an extension of a loan’s stated maturity date.  Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

Non-performing loans and OREO are monitored on an ongoing basis as part of the Company’s loan review process and through the Loan Quality Committee.  Additionally, work-out efforts continue and are actively monitored for non-performing loans and OREO.  Potential loss on non-performing loans and OREO is generally evaluated by comparing the outstanding loan balance to the fair market value of the pledged collateral.

Under the fair value of collateral method, the impaired amount of the loan is deemed to be the difference between the loan amount and fair value of the collateral, less the estimated costs to sell.  For the Company’s calculations on a real estate secured loans, a factor of 10% is generally utilized to estimate costs to sell, which is based on typical cost factors, such as a 6% broker commission, 2% transfer taxes, and 2% various other miscellaneous costs associated with the sales process.  If the valuation indicates that the market value has deteriorated below the carrying value of the loan, either the entire loan is written off or the partial difference between the market value and the principal balance is charged off unless there are material mitigating factors to the contrary. For loans which are considered to be impaired, but for which the value of the collateral (minus costs to sell) exceeds the loan value, the impairment is considered to be zero.

At June 30, 2010 and December 31, 2009 the loans on nonaccrual totaled $36.5 million and $25.9 million, respectively.  OREO is included in other assets and totaled $15 million and $11.2 million at June 30, 2010 and December 31, 2009, respectively.  The total recorded investment in loans past due ninety days or more and still accruing interest amounted to $0 and $117 thousand at June 30, 2010 and December 31, 2009, respectively.  The total recorded investment in impaired loans amounted to $48.5 million and $36.7 million at June 30, 2010 and December 31, 2009, respectively.  At June 30, 2010, OREO consisted of sixteen properties with seven of the properties comprising $14.3 million (as added) or 96% of the balance.  Troubled debt restructurings totaling $12.0 million were all performing in accordance with the restructured agreements as of June 30, 2010.

The additional interest income that would have been earned on nonaccrual and restructured loans outstanding at June 30, 2010 and June 30, 2009 in accordance with their original terms approximated $1.3 million and $1.2 million, respectively.  There was no interest income recognized on non-performing loans for cash payments received during the three and six months ended June 30, 2010 and June 30, 2009.

The following schedule reflects various non-performing lending categories as the dates noted (in thousands):

	June 30, 2010 (as restated)	December 31, 2009 (as restated)
Impaired/Nonaccrual loans	$36,483	$25,865
Loans past due 90 days or more and still accruing	0	117
Total Non-Performing Loans	36,483	$25,982
Other Real Estate Owned	15,022	$11,184
Total Non-Performing Assets	51,505	$37,166
Performing TDRs	11,998	$10,743
ALLL related to impaired loans	$8,688	$3,982

The average of impaired loans was $44.2 million and $45.4 million for the six months ended June 30, 2010 and 2009, respectively. The Company recorded $396 thousand and $448 thousand of interest income on impaired loans for the six months ended June 30, 2010 and six months ended June 30, 2009, respectively.

In the first six months of 2010, total non-performing assets increased $14.3 million, from $37.2 million as of December 31, 2009 to $51.5 million as of June 30,2010, as the effects of the severe and prolonged economic downturn continued to impact individual and business customers of the Company.  Included in non-performing assets are nonaccrual loans which increased $10.6 million during the year.  The increase in nonaccrual loans is primarily centered in commercial real estate loans, including a concentration in land development and construction loans.  Continued downturn in the real estate market could lead to additional increases in impaired loans.

The Company has historically participated in loans with other financial institutions, the majority of which have been loans originated by financial institutions located in the Company’s general market area.  Over the past six years, the Company has participated in seven (7) commercial real estate loans with a financial institution that was headquartered in Minneapolis, Minnesota.  The majority of these loans were for out of market commercial real estate projects.  Two (2) projects were located in Pennsylvania, one (1) project was located in New York and the remaining four (4) projects were located in Florida.  The Company’s original aggregate commitment for these various loans totaled approximately $34 million.  Two of these loans, one local Pennsylvania project and the New York project, have been paid in full.  The remaining Pennsylvania loan continues to pay as agreed but is rated as “Substandard”.  The remaining outstanding balance under these Florida participations totals $6.9 million.  These credits are all classified as either non-performing or as OREO.  All of these credits have been written down to the current fair market value of each respective property.

Non-performing loans increased $10.6 million from $25.9 million as of December 31, 2009 to $36.5 million as of June 30, 2010.  The decline in the real estate market and the prolonged deterioration in the economy contributed to an increase in non-performing assets and net charge-offs, primarily in the commercial real estate portfolio concentrated in land development loans.  The increase in non-performing loans is centered in a few large credits, all of which are secured by real estate collateral.  Four loans that the Company placed on non-accrual status in the six months ended June 30, 2010 accounted for the $10.6 million increase.  The Company ordered and received independent third-party appraisals at the time the loans were placed on non-accrual status and recorded direct charge-offs in the amount of $2.2 million, which it determined was appropriate based on the valuations contained in the appraisals.

Loans to borrowers that are experiencing financial difficulty that are modified and result in the Company granting concessions to the borrower are classified as troubled debt restructurings (“TDRs”) and are considered to be impaired.  Concessions granted under a troubled debt restructuring generally involve a reduction of the rate or an extension of a loan’s stated maturity date.  Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.  TDRs increased $1.3 million to $12.0 million at June 30, 2010 compared to December 31, 2009.

Reclassifications of performing loans to non-accrual during the first six months of 2010 primarily consisted of four (4) large credits totaling $13.3 million.  These credits were:

•      $6.8 million — This credit represents various time loans secured by land; this credit was written down to $6.5 million as of June 30, 2010.  Additionally, $1.1 million of the allowance for loan losses is allocated to this credit.

•      $2.2 million — This credit represents the non-sold portion of a government guaranteed loan secured by commercial real estate; this credit was written down to $1.1 million as of June 30, 2010.  Additionally, $109 thousand of the allowance for loan losses is allocated to this credit.

•      $2.1 million — This credit represents a time loan secured by residential and commercial real estate; this credit was written down to $1.6 million as of June 30, 2010.  Additionally, $147 thousand of the allowance for loan losses is allocated to this credit.

•      $2.2 million — This credit represents a term loan and line of credit secured by commercial real estate; this credit was written down to $1.8 million as of June 30, 2010.  Additionally, $180 thousand of the allowance for loan losses is allocated to this credit.

In addition, these four credits plus eight credits reclassified in prior years constituted 85.5% of total non-performing loans as of June 30, 2010.  The eight credits reclassified prior to 2010 were:

•      $5.0 million — This credit represents a land development loan secured by a residential subdivision located outside of the Company’s primary market area; this credit was written down to $2.6 million as of June 30, 2010.  Additionally, $260 thousand of the allowance for loan losses is allocated to this credit.

•      $4.8 million — This credit represents a land development loan secured by a residential subdivision located outside of the Company’s general market area; this credit was written down to $3.3 million as of June 30, 2010.  Additionally, $328 thousand of the allowance for loan losses is allocated to this credit.

•      $11.1 million — This credit represents a land development loan secured by a residential subdivision.  This credit was written down to $5.3 million as of June 30, 2010.  Additionally, $534 thousand of the allowance for loan losses is allocated to this credit.

•      $2.5 million — This credit represents a participation in an out of area real estate bridge loan made to a non-Bank related customer, secured by real estate.  Due to sufficient collateral value, no allocation is provided for this credit in the allowance for loan losses.

•      $3.2 million — This credit represents a commercial construction loan secured by real estate; this credit was written down to $2.0 million as of March 31, 2010.  Additionally,

$196 thousand of the allowance for loan losses is allocated to this credit.  This credit is guaranteed by two former members of the Company’s Board of Directors.

•      $1.2 million — This credit represents a commercial mortgage loan secured by commercial real estate.  Due to sufficient collateral value, no allocation is provided for this credit in the allowance for loan losses.

•      $1.7 million — This credit represents a participation in an out of area real estate bridge loan made to a non-Bank related customer, secured by real estate.  Due to sufficient collateral value, no allocation is provided for this credit in the allowance for loan losses.

•      $1.6 million — This credit represents a commercial mortgage loan secured by commercial real estate.  $160 thousand of the allowance for loan losses is allocated to this credit.

The following table outlines delinquency within the Company’s loan portfolio is provided below.

	June 30, 2010 (as restated)	December 31, 2009 (as restated)
30-59 days	0.61%	.35%
60-89 days	0.40%	.05%
90 + days	0%	.01%
Non-Accrual	4.10%	2.75%
Total Delinquencies	5.11%	3.16%

The Company attempts to limit its exposure to concentrations of credit risk by diversifying its loan portfolio and closely monitoring any concentrations of credit risk.  The commercial real estate and commercial construction portfolios comprise $380.0 million (as restated) or 44.1% of net loans at June 30, 2010.  In addition, the company had $46.3 million or 5.4% of net loans secured by properties outside of Pennsylvania. Geographic concentrations exist because the Company provides a full range of banking services, including commercial, consumer and mortgage loans to individuals and corporate customers in its market areas in Pennsylvania. Management believes underwriting guidelines and ongoing review by loan review mitigates these risks.”

“Allowance for Loan and Lease Losses

The ALLL represents management’s estimate of probable loan losses inherent in the loan portfolio. The ALLL is analyzed in accordance with GAAP and varies from period to period based on management’s evaluation of the adequacy of the ALLL in relation to the risks inherent in the loan portfolio. Effective for 2009, the ALLL methodology was revised to include an enhanced measurement process.  Enhancements were also made to the historical loss analysis including an expanded and a more comprehensive loan pool analysis including a more detailed qualitative adjustment factors analysis.

In its evaluation, management considers qualitative factors such as changes in lending policies and procedures, changes in concentrations of credit, the nature and volume of the portfolio, the volume and severity of delinquencies, classified and non-accrual loans, competition, legal and regulatory environments, management capabilities, current local and national economic trends, loan review methodology and Board of Directors’ oversight, as well as various other factors. Consideration is also given to examinations performed by regulatory authorities and loan review.

The downturn in the economy has resulted in increased loan delinquencies, defaults and foreclosures, primarily in the commercial real estate portfolio.  Nonaccrual loans increased by $10.6 million to $36.5 million at June 30, 2010 from $25.9 million at December 31, 2009.  Four loans that the Company placed on non-accrual status in the six months ended June 30, 2010 accounted for the $10.6 million increase in non-accrual loans.  The Company recorded direct charge-offs in the amount of $2.2 million on these loans when they were placed on non-accrual status. Management monitors the loan portfolio on an ongoing basis with emphasis on the declining real estate market and a weakened economy and the effect on repayment.  Adjustments to the ALLL are made based on management’s assessment of these trends and the factors outlined above.  Evaluations are intrinsically subjective, as the results are estimated based on management knowledge and experience and are subject to interpretation and modification as information becomes available or as future events occur.  The Company recorded a provision for loan and lease losses of $9.7 million for the six months ended June 30, 2010, which was substantially the same as the provision recorded in the same period in the prior year.  The ALLL increased from $22.5 million at December 31, 2009 to $27.4 million at June 30, 2010. The ratio of ALLL to total non-performing loans decreased to 75.0% at June 30, 2010 from 86.7% at December 31, 2009, whereas the ratio of the ALLL to gross loans increased to 3.1% at June 30, 2010 compared to 2.4% at December 31, 2009.  These changes were primarily the result of loan pay-offs, net charge-offs and transfers to OREO resulting in the contraction of the overall loan portfolio.

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	(in thousands)

Balance, beginning of period	$25,505	$11,278	$22,458	$9,150
Recoveries credited to allowance	43	43	103	87
Provision for loan and lease losses	4,574	7,250	9,682	9,710
Total	30,122	18,571	32,243	18,947
Losses charged to allowance	2,744	8,053	4,865	8,429
Balance, end of period	$27,378	$10,518	$27,378	$10,518

All doubtful, non-accrual substandard loans and troubled debt restructurings are considered to be impaired and are analyzed individually to determine the amount of impairment.  Circumstances such as construction delays, declining real estate values, and the inability of the borrowers to make scheduled payments have resulted in these loan relationships being classified as impaired.  The fair value of collateral method is generally used for this measurement unless the loan is non-collateral dependent in which case, a discounted cash flow analysis is performed.  Appraisals are received at least annually to ensure that adequate impairment measurements reflect current market conditions.  Should a current appraisal not be available at the time of impairment analysis, other valuation sources including current letters of intent, Broker Price Opinions or executed agreements of sale may be used.  Only downward adjustments are made based on these supporting values.  Included in all impairment calculations is a cost to sell adjustment of approximately 10%, which is based on typical cost factors, including a 6% broker commission, 2% transfer taxes and 2% various other miscellaneous costs associated with the sales process.  The ALLL analysis is adjusted for subsequent events that may arise after the end of the reporting period but before the financial reports are filed.

Some of the charge-offs resulted from participations in a small number of out of area real estate loans made to non-Bank customers.  At the time these loans were issued, the Bank was looking to expand into other market areas and spread risk.  The decision to participate in these credit facilities was based upon perceived favorable market conditions, substantial equity positions, excellent loan to value ratios, fee income, and above average interest rates at the time these loans were approved.  Management has since made a decision to discontinue participation in out of area loans.  See further discussion under “Asset Quality”.

The Company’s ALLL consists of both specific and general components.  At June 30, 2010, the ALLL that related to impaired loans, the guidance for which is provided by ASC 310 “Impairment of a Loan” (“ASC 310”), was $8.7 million or 31.7% of total ALLL, which reflects an increase from the specific allowance of $4.0 million at December 31, 2009 commensurate with the increase in impaired loans to $48.5 million at June 30, 2010 from $36.7 million at December 31, 2009.  A general allocation of $18.7 million was calculated for loans analyzed under ASC 450 “Contingencies” (“ASC 450”), which represented 68.3% of the total ALLL of $27.4 million and reflects a small increase from the general allocation of $18.5 million at December 31, 2009.  The ratio of the ALLL to total loans at June 30, 2010 and December 31, 2009 was 3.1% and 2.4%, respectively, based on total loans of $889.8 million and $939.6 million, respectively.  The ALLL increased to $27.4 million at June 30, 2010 from $22.5 million at December 31, 2009 due primarily to the market conditions and other items noted above.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, net of unearned interest, deferred loan fees and costs, and reduced by the ALLL.  The ALLL is established through a provision for loan losses charged to earnings.  Interest on loans is recognized using the effective interest method in accordance with GAAP and credited to income from operations based upon principal amounts outstanding.

Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when management believes that the collection of interest or principal is doubtful. This is generally when a default of interest or principal has existed for 90 days or more, unless such loan is well secured and in the process of collection, or when management becomes aware of facts or circumstances that the loan would default before 90 days.  When the interest accrual is discontinued, all unpaid interest is reversed and charged back against current earnings.  Any cash payments received are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts.  Any excess is treated as a recovery of lost interest.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

In the Company’s historical loss analysis, loans are analyzed by industry concentration, loan type and risk rating.  Management measures the effects of various qualitative factors on each of these loan segments.  The factors include changes in lending policies and procedures, changes in concentrations of credit, changes in the nature and volume of the portfolio, changes in the volume and severity of delinquencies, classified and nonaccrual loans, changes in competition and legal and regulatory environments, management capabilities, current local and national economic trends, knowledge of customer base and changes in loan review methodology/board of director oversight.  Consideration is also given to examinations performed by regulatory authorities.

Evaluations are intrinsically subjective, as the results are estimated based on management knowledge and experience and are subject to interpretation and modification as information becomes available or as future events occur.  Management monitors the loan portfolio on an ongoing basis with emphasis on the declining real estate market and a weakened economy and affect on repayment.  Adjustments to the ALLL are made based on management’s assessment of the factors noted above.

Management actively manages impaired loans in an effort to reduce loan balances by working with customers to develop strategies to resolve borrower issues, through sale or liquidation of collateral, foreclosure, and other appropriate means.  If real estate values continue to decline, it is more likely that we would be required to further increase our provision for loan and lease losses, which in turn, could result in reduced earnings.

The following table outlines the changes in the allowance for loan and lease losses for the three months and six months ended June 30, 2010 and 2009.

	For the three months ended June 30,		For the six months ended June 30,
(Dollars in thousands)	2010 (restated)	2009	2010 (restated)	2009

Balance at beginning of period	$25,505	$11,278	$22,458	$9,150

Provision for loan losses	4,574	7,250	9,682	9,710

Loans charged-off:
Residential real estate	—	(171)	—	(348)
Commercial real estate	(1,820)	(6,113)	(2,248)	(6,258)
Commercial and industrial loans	(19)	(1,565)	(80)	(1,565)
Construction loans	(734)	—	(2,054)	—
Installment loans	(27)	(243)	(181)	(243)
Other loans charged-off	(144)	39	(302)	(15)
Total loans charged-off	(2,744)	(8,053)	(4,865)	(8,429)

Recoveries:
Residential real estate	9	(36)	13	3
Commercial real estate	17	30	27	33
Commercial and industrial loans	4	—	9	—
Construction loans	—	—	—	—
Installment loans	12	45	52	45
Other loans	1	4	2	6
Total recoveries	43	43	103	87

Net charge-offs	(2,701)	(8,010)	(4,762)	(8,342)

Balance at end of period	$27,378	$10,518	$27,378	$10,518

Ratio of net charge-offs during the period as a percentage of average loans outstanding during the period	0.31%	0.85%	0.53%	0.88%
Ratio of allowance for loan losses as a percentage of loans at end of period	3.08%	1.09%	3.08%	1.09%

6.                                       We note that the coverage ratio of your allowance for credit losses to both gross loans and non-performing loans decreased between March 31, 2010 and June 30, 2010, despite an increase in the balance of both total non-performing loans and non-performing assets over the same period.  Further, we note that the ratio of your specific allowance for credit losses as calculated under ASC 310 to impaired loans decreased between March 31, 2010 and June 30, 2010 despite an increase in total impaired loans.  Please tell us and revise future filings to provide a more thorough and comprehensive discussion of the relationship between fluctuations in gross loans, non-performing loans, non-performing assets and impaired loans and the fluctuations in your specific and general allowance for credit losses, the provision and net charge-offs.  In your response and proposed disclosures, please specifically address how changes to your allowance for credit losses methodology, incorporated during 2009, affected these fluctuations and trends in your credit portfolio.

Management’s Response

As previously discussed in this response, the Company has restated its financial statements for the fiscal year ended December 31, 2009 and the quarterly periods ended March 31, 2010 and June 30, 2010.  After reflecting such restatements, ALLL at June 30, 2010 totaled $27.2 million, an increase from ALLL of $22.5 million at December 31, 2009.  The ratio of ALLL to non-performing loans decreased to 75.0% at June 30, 2010 from 86.7% at December 31, 2009, whereas the ratio of the ALLL to gross loans increased to 3.1% at June 30, 2010 compared to 2.39% at December 31, 2009.  These changes were the result of loan pay-offs, charge-offs and transfers to OREO, which resulted in the contraction of the total loan portfolio to $889.2 million at June 30, 2010 compared to $939.6 million at December 31, 2009.  Furthermore, the specific allowance related to impaired loans was $8.7 million, or 31.7% of total ALLL, at June 30, 2010 and reflects an increase from the specific allowance of $4.0 million at December 31, 2009, commensurate with the increase in impaired loans to $48.5 million at June 30, 2010 from $36.7 million at December 31, 2009. The general allocation at June 30, 2010 was $18.7 million, or 68.3% of total ALLL, reflecting a small increase from the general allocation of $18.5 million at December 31, 2009.

The relationship between these fluctuations and the overall analysis of the Company’s analysis with respect to ALLL is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its amended report on Form 10-Q/A for the period ended June 30, 2010 under the subheading “Financial Condition — Allowance for Loan and Lease Losses,” an example of which is set forth in this letter in response to Comment 5.  The Company intends to include substantially similar disclosure where appropriate in its future filings.

Disclosures about Fair Value of Financial Instruments, page 33

7.                                       We note your response to prior comment 9 from our letter dated June 8, 2010, and your revised fair value disclosure related to available-for-sale securities beginning on page 23.  However, we were unable to locate similar disclosure required by ASC 820-10-50 related to your other financial assets and liabilities (e.g. impaired loans).  Therefore, as previously requested, please revise future interim and annual filings to disclose fair value information for all financial assets and financial liabilities measured at fair value on a recurring (paragraphs 1 through 3 of ASC 820-10-50) and nonrecurring basis (paragraph 5 of ASC 820-10-50).

Management’s Response

In addition to the revised fair value related to available-for-sale securities, the Company has included similar disclosure for its other financial assets and liabilities in its Amended Reports.  An example of this disclosure that the Company has included in the notes to the consolidated financial statements in the amended quarterly report on Form 10-Q for the quarterly period ended June 30, 2010 is set forth below under the captions “Assets and Liabilities Measured on a Recurring Basis” and “Assets and Liabilities Measured on a Non-Recurring Basis.”  The Company intends to include substantially similar disclosure in its future filings.

“Note 8. Fair Value Measurements

In determining fair value, the Company uses various valuation approaches, including market, income and cost approaches.  ASC Topic 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, which are developed based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company’s assumptions about the assumptions the market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•                  Level 1 valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.

•                  Level 2 valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.

•                  Level 3 valuation is derived from other valuation methodologies including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for assets recorded at fair value, and for estimating fair value for financial instruments not recorded at fair value, is set forth below.

Cash, Short-term Investments, Accrued Interest Receivable and Accrued Interest Payable

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The estimated fair values of available for sale equity securities are determined by obtaining quoted prices on nationally recognized exchanges (Level 1 inputs).  The estimated fair values for the Company’s investments in obligations of U.S. government agencies, obligations of state and political subdivisions, government sponsored agency collateralized mortgage obligations, private label collateralized mortgage obligations, residential mortgage backed securities, and corporate debt securities are obtained by the Company from a nationally-recognized pricing service.  This pricing service develops estimated fair values by analyzing like securities and applying available market information through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing (Level 2 inputs), to prepare valuations. Matrix pricing is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities.  The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things and are based on data obtained from sources independent from the Company.  The Level 2 investments in the Company’s portfolio are priced using those inputs that, based on the analysis prepared by the pricing service, reflect the assumptions that market participants would use to price the assets.  The Company has determined that the Level 2 designation is appropriate for these securities because, as with most fixed-income securities, those in the Company’s portfolio are not exchange-traded, and non-exchange-traded fixed income securities are typically priced by correlation to observed market data.  The Company has reviewed the pricing service’s methodology to confirm its understanding that such methodology results in a valuation based on quoted market prices for similar instruments traded in active markets, quoted markets for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which the significant assumptions can be corroborated by market data as appropriate to a Level 2 designation.

In accordance with the Company’s adoption of the new authoritative accounting guidance under ASC Topic 820, the Company reviewed the volume and level of activity for all classes of securities and attempted to identify transactions which may not be orderly or reflective of a significant level of activity and volume. For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value (fair values based on Level 3 inputs). If applicable, the adjustment to fair value was derived based on present value cash flow model projections prepared by the Company or obtained from third party providers utilizing assumptions similar to those incorporated by market participants. The estimated fair value of the PreTSLs in the Company’s securities portfolio are obtained from a third-party service provider that prepared the valuation using a discounted cash flow approach with inputs derived from unobservable market information (Level 3 inputs).  The valuation of PreTSLs is further described below and in Note 7.

As of June 30, 2010, the Company owned PreTSLs having a book value of $13.5 million.  The market for these securities at June 30, 2010 is not active and markets for similar securities are also not active.  PreTSLs were historically priced using Level 2 inputs.  However, the decline in the level of observable inputs and market activity in this class of investments by the measurement date has been significant and resulted in unreliable external pricing.  Broker pricing and bid/ask spreads, when available, vary widely.  The once active market has become comparatively inactive.  As such, the valuation of these investments is now determined using Level 3 inputs.  The Company obtained the valuations from a third-party service provider that prepared the valuations using a discounted cash flows approach.  The Company takes measures to validate the service provider’s analysis and is actively involved in the valuation process, including reviewing and verifying the assumptions used in the valuation calculations.

Results of a discounted cash flow test are significantly affected by variables such as the estimate of the probability of default, estimates of future cash flows, discount rates, prepayment rates and the creditworthiness of the underlying issuers.  Refer to the discussion of these variables in Note 7.  The Company considers these inputs to be unobservable Level 3 inputs because they are based on the Company’s estimates about the assumptions market participants would use in pricing this type of asset and developed based on the best information available in the circumstances rather than on observable inputs. The Company continues to monitor the market for PreTSLs to assess the market activity and the availability of observable inputs and will continue to apply these controls and procedures to the valuations received from its third party service provider for the period it continues to use an outside valuation service.  As it relates to fair value measurements, once each issuer is categorized and the forecasted default rates have been applied, the expected cash flows are modeled using the variables described above.  The Company then applies a 15% discount rate to PreTSL XIX and PreTSL XXVI and a 20% discount rate for the remaining PreTSLs to the expected cash flows to estimate fair value.

Loans

For non-impaired loans, fair values are estimated by discounting the projected future cash flows using market discount rates that reflect the credit and interest rate risk inherent in the loan.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.  Impaired loans are measured on a loan-by-loan basis based upon the present value of expected future cash flows at the loan’s effective interest rate or, for collateral dependent loans, the fair value of the impaired loan balance is based on the appraised loan value or other reasonable offers less estimated costs to sell.  See also, Note 5 “Loans.”

Deposits

The fair value of demand deposits, savings deposits, and certain money market deposits is the amount payable on demand at the reporting date.  The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed funds

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to extend credit and standby letters of credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

Assets and Liabilities Measured on a Recurring Basis:

The following tables detail the financial asset amounts carried at fair value that are measured for fair value on a recurring basis at June 30, 2010 and December 31, 2009 and indicate the assets’ classifications within the fair value hierarchy (dollars in thousands):

Fair Value Measurements at June 30, 2010 (as restated)

			Significant	Significant
		Quoted prices	other	other
		in active markets	observable	unobservable
		for identical	inputs	inputs
	Fair value	assets (Level 1)	(Level 2)	(Level 3)
Available for sale securities:
U.S. Treasury securities and obligations of U.S. Government agencies	$27,785		$27,785
Obligations of political and state subdivisions	116,789		116,789
Government sponsored agency CMOs	71,663		71,663
Private label CMOs	12,777		12,777
Residential mortgage backed securities	19,788		19,788
Pooled trust preferred Senior Class	1,309			1,309
Pooled trust preferred Mezzanine Class	1,483			1,483
Corporate debt securities	394		394
Equity securities	1,018	1,018
Total securities available for sale	$253,006	$1,018	$249,196	$2,792

Fair Value Measurements at December 31, 2009 (as restated)

			Significant	Significant
		Quoted prices	other	other
		in active markets	observable	unobservable
		for identical	inputs	inputs
	Fair value	assets (Level 1)	(Level 2)	(Level 3)
Available for sale securities:
U.S. Treasury securities and obligations of U.S. Government agencies	$27,089		$27,089
Obligations of political and state subdivisions	118,670		118,670
Government sponsored agency CMOs	53,495		53,495
Private label CMOs	21,059		21,059
Residential mortgage backed securities	27,442		27,442
Pooled trust preferred Senior Class	1,391			1,391
Pooled trust preferred Mezzanine Class	2,419			2,419
Corporate debt securities	356	—	356
Equity securities	1,025	1,025	—
Total securities available for sale	$252,946	$1,025	$248,111	$3,810

The table below presents reconciliation and statement of operations classifications of gains and losses for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2010 and 2009: (in thousands)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Available for Sale Securities For the six months ending June 30,
	2010	2009
	(as restated)	(as restated)
Balance, beginning of period	$3,810	$17,652
Accretion of discount	7	8
Payments received	—	—
Increase in amortized cost	—	—
Change in unrealized gains (losses) on securities not deemed other-than-temporarily impaired during the period	(66)	413
Other-than-temporary-impairment included in other comprehensive income	1,881	(1,298)
Other-than-temporary-impairment included in earnings	(2,840)	(242)
Transfers in and out of Level 3	—	—
Balance, end of period	$2,792	$16,533

The net unrealized (losses) gains for the six months ended June 30, 2010 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date was $1.82 million.

The amount of total gains or losses for the six months ended June 30, 2009 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date was $(885) thousand.

Gains and losses (realized and unrealized) included in earnings for the year are reported in other income as follows (dollars in thousands):

June 30, 2010
Total gains or losses included in earnings for the period	$(2,840)
Change in unrealized gains or losses relating to assets still held the end of the period	$1,815

June 30, 2009
Total gains or losses included in earning for the year	$(242)
Change in unrealized gains or losses relating to assets still held at the end of the period	$(885)

As of June 30, 2010, the Company owned PreTSLs having a book value of $13.5 million.  The market for these securities at June 30, 2010 is not active and markets for similar securities are also not active.  PreTSLs were historically priced using Level 2 inputs.  However, the decline in the level of observable inputs and market activity in this class of investments by the measurement date has been significant and resulted in unreliable external pricing.  Broker pricing and bid/ask spreads, when available, vary widely.  The once active market has become comparatively inactive.  As such, the valuation of these investments is now determined using Level 3 inputs.  The Company obtained the pricing for these securities from a third —party service provider that prepared the valuations using the discounted cash flows approach discussed in Note 7.

Results of a discounted cash flow test are significantly affected by variables such as the estimate of the probability of default, estimates of future cash flows, discount rates, prepayment rates and the creditworthiness of the underlying banks.  Refer to the discussion of these variables in Note 7.  As it relates to fair value measurements, once each issuer is categorized and the forecasted default rates have been applied, the expected cash flows are modeled using the variables described above.  The Company then applies a 15% discount rate to PreTSL XIX and PreTSL XXVI and a 20% discount rate for the remaining PreTSLs to the expected cash flows to estimate fair value.

As of June 30, 2010, the Company owned PLCMOs having a book value of $14.8 million. The market for these securities was minimally active and severely stressed.  The Company performed an OTTI analysis on its PLCMOs.  The OTTI analysis relies on a review of the individual loans that provide the collateral for each security. This information is then used to develop default and severity assumptions over a future horizon for each security. The factors involved in constructing these assumptions are:

•                  MSA (Metropolitan statistical area), Geographic location

•                  HPI (Home Price Index) of specific MSAs

•                  Loan Balance

•                  Rate Premium

•                  LTV (both individual and combined if there are other loans)

•                  FICO

•                  Loan Purpose (cash-out versus purchase)

•                  Documentation

•                  Loan Structure

•                  Occupancy Status

•                  Property Type

•                  Borrower Payment History

•                  Historical delinquency and roll/curve rates

Adjustments are made to the default/severity vectors that may be warranted given the current environment. The Company then applies a fairness check to each vector to review whether future default/severity assumptions are “in line” with current observable performance. The data used to perform this analysis is provided by a third party provider and the individual loan performance.

Once the Company has default/severity assumptions for the underlying collateral (on a deal specific basis), the Company then has to understand how the timing of losses impacts each specific bond/tranche and how each cash flow changes over time. The default and severity vectors are modeled using a third party cash flow model and both total collateral and tranche specific cash flows are established. The Company then computes various metrics based on the resulting tranche cash flows:

•                  Total Collateral Principal Loss

•                  Total Tranche Loss

•                  Lifetime Tranche Yield

•                  Tranche Loss Timing

Assets and Liabilities Measured on a Non-Recurring Basis

The following tables detail the assets measured at fair value on a non-recurring basis at June 30, 2010 and December 31, 2009 and indicate the assets’ classifications within the fair value hierarchy (dollars in thousands):

	Fair Value Measurements at June 30, 2010			Fair Value Measurements at December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(in thousands)
Impaired loans			$48,481			$36,608
Other real estate owned			$15,022			$11,184

Collateral-dependent impaired loans consist of nonaccrual loans and troubled debt restructured loans that are classified as Level 3 assets.  Impaired loans are measured at fair value based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or fair value of its collateral, if the loan is collateral dependent.  When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.  The amount shown is the balance of impaired loans, net of any charge-offs and the related allowance for loan losses.

Other real estate owned properties are recorded at the fair value less the estimated cost to sell at the date of foreclosure.  It is the Company’s policy to obtain certified external appraisals of real estate collateral underlying impaired loans, including OREO, and it estimates fair value using those appraisals.  Other valuation sources may be used, including broker price opinions, letters of intent and executed sale agreements.

The following estimated fair value amounts have been determined by the Company using available market information and its valuation methodologies.  However, management judgment is required to interpret data and develop fair value estimates.  Accordingly, the estimates below are not necessarily indicative of the amounts the Company could realize in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	June 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and short term investments	$82,720	$82,720	$86,364	$86,364
Securities	254,952	254,875	254,845	254,031
Gross Loans	889,225	845,406	939,565	871,732
Accrued interest receivable	3,907	3,907	4,245	4,245

Financial Liabilities
Deposits	1,021,782	1,026,221	$1,071,608	$1,076,700
Borrowed funds	211,092	213,606	217,467	220,434
Accrued interest payable	2,704	2,704	3,064	3,064

Off-Balance Sheet Financial Instruments
Commitments to extend credit and standby letters of credit	$149	$149	$189	$189

Item 4.  Controls and Procedures, page 35

8.                                       We note your response and revised disclosure related to prior comment 10 from our letter dated June 8, 2010.  However, it appears that you continued to omit certain disclosures in this Form 10-Q related to fair value as required by ASC 820-10-50.  As such, we ask that you revise to state that disclosure controls and procedures were again not effective as of June 30, 2010.

Management’s Response

As previously indicated, the Company has amended its annual report on Form 10-K for the year ended December 31, 2009 as well as its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  Each of these Amended Reports includes revised disclosure related to disclosure controls and procedures to indicate that, as a result of the material weaknesses described therein, the Company’s Principal Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of the relevant dates for each filing.  Please see Item 9A (page 107) of the Company’s amended annual report on Form 10-K for the year ended December 31, 2009 and Part I, Item 4 (pages 58 and 63, respectively) of each of the Company’s amended quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010.

****************

Please do not hesitate to call me at (570) 346-7667 if you have any questions regarding the above.

Sincerely,

/s/ Edward J. Lipkus III
Edward J. Lipkus III
Executive Vice President and
Chief Financial Officer

cc:                                 Jerry A. Champi, First National Community Bancorp, Inc.
Stephen T. Burdumy, Drinker Biddle & Reath LLP
Walter J. Mostek, Jr., Drinker Biddle & Reath LLP
Brittany Ebbertt, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission